Pernod Ricard

RECEIVED
2004 SEP 29 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 23, 2004

AP/CE/N°318.2004

04045167

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

SUPPL

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

Antoine PERNOD

Encl. : 4 pages

dlw 9/29

Pernod Ricard

Pernod Ricard: 1st half 2004

- **Wine and Spirits: Operating Profit up by 11.1% on like-for-like basis**
- **Group Net Profit: € 169 million (+4.7%)**
- **Upward Revision of Growth Prospects for 2004**

Paris, 23 September 2004 – The Board of Directors of Pernod Ricard, meeting under the chairmanship of Patrick Ricard on 22 September 204, approved the accounts for the first half and discussed the prospects for the full year.

Wine and Spirits

The first half of 2004 on a like-for-like basis was marked by a sustained growth in sales (organic sales growth of 6%) and by a sharp rise in profitability (organic growth of operating profit of 11.1%). This was reflected in an improvement of 1.1 points in the operating margin (with constant exchange rates).

These results clearly illustrate the effectiveness of the strategy implemented by the Group.

During this period, Pernod Ricard successfully continued to grow its premium brands throughout the world. Chivas volumes thus grew by 11%, Martell by 8%, Jameson by 12% and The Glenlivet by 11%. The growth by these brands explains the significant improvement in the gross margin from 65.8% to 66.6% (67.8% excluding the currency effect), and the sharp rise in our advertising and promotional expenditures (+13.2% organic growth), and particularly media.

In addition, the continued development of our portfolio is based on our distribution network, which is worldwide, and where costs rise slower than our sales. This provides an additional leverage to grow profitability (growth of 2.9% excluding the currency effect on structure costs).

Asia/Rest of the World and America were the two principal drivers of organic growth of operating profit: these two regions generated in excess of 80% of the growth. Europe, in a contrasting environment, nevertheless succeeded in retaining the dynamic growth in profit due to a rebound in the second quarter. France, despite the market difficulties, saw its sales grow but operating profit fell mainly due to increased advertising and promotional expenditures.

The currency effect on sales was a negative 3.2% but it was stronger on operating profit (-10.6% equivalent to a reduction of € 29.5 million). This arises from a pincer movement

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME WITH A SHARE CAPITAL OF € 218 500 651.10
TELEPHONE : + 33 1 41 00 40 95– FAX: + 00 33 1 41 00 40 85– R.C.S. PARIS B 582 041 943

between sales achieved in depreciating currency countries (US dollar and Asian currencies), and production and operating cots mainly incurred in appreciating currency countries (Euro, British Pound). Operating profit grew however by 0.4% to € 280 million and the operating margin was 18.3% (19.7% with constant exchange rates compared to 18.6% at 30 June 2003).

Consolidated financial statements

Consolidated operating profit amounted to € 282 million with only € 2 million coming from "Other Activities".

Finance costs continued to decline (by 28%) due to the reduction in the average cost of debt (0.30 basis points to 3.35%) and to lower debt. This performance enabled the refinancing in August 2004 of the bank loan related to the Seagram acquisition on very advantageous terms (a banking margin of 25 basis points compared to 55 previously).

These factors thus enabled Pernod Ricard to improve its profit before tax by 5.8% to € 243 million despite a significant currency effect.

Group net profit was up by 4.7% to € 169 million, the profit after tax (before exceptionals and goodwill amortisation) grew by the same percentage to € 175 million.

Prospects

Commenting on these results, Patrick Ricard stated: *"I am delighted with the very good performance achieved on the first half year and the strong growth of our premium brands"*. This enables to revise upwards the prospects for 2004. *"At present"*, he added *"we expect organic growth*[(1)] *of 8 to 10% in operating profit"*.

[(1)] organic growth is on a like-for-like basis

Contacts:

Francisco de la VEGA / Communications Director	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations Director	Tel: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel: +33 (0)1 41 00 40 88

For any additional information, visit our website: www.pernod-ricard.com

NET SALES AND OPERATING PROFIT BY BUSINESS SEGMENT

Net sales ED excl.	Jun-03		Jun-04		2004/2003		Organic Growth		Forex Impact		Perimeter impact	
Wine and spirits business	1,496	96.1%	1,528	97.1%	32	2.1%	89	6.0%	(47)	-3.2%	(10)	-0.7%
Other business activities	61	3.9%	45	2.9%	(16)	-26.0%	(4)	-5.9%	0	0.0%	(12)	-20.0%
Total	**1,557**	**100.0%**	**1,573**	**100.0%**	**16**	**1.0%**	**86**	**5.5%**	**(47)**	**-3.0%**	**(22)**	**-1.4%**

Operating profit	Jun-03		Jun-04		2004/2003		Organic Growth		Forex Impact		Perimeter impact	
Wine and spirits business	279	98.5%	280	99.5%	1	0.4%	31	11.1%	(30)	-10.6%	(0)	-0.1%
Other business activities	4	1.5%	2	0.5%	(3)	-64.2%	(3)	-72.8%	(0)	-0.4%	(0)	9.0%
Total	**283**	**100.0%**	**282**	**100.0%**	**(2)**	**-0.6%**	**28**	**9.8%**	**(30)**	**-10.4%**	**0**	**0.0%**

Operating margin rate	Jun-03	Jun-04
Wine and spirits business	18.6%	18.3%
Other business activities	7.0%	3.4%
Total	**18.2%**	**17.9%**

WINE & SPIRITS P&L

(M€)	Jun-03	Jun-04	Variation
Net sales ED excl.	1,496	1,528	2.1%
Gross Margin	985	1,018	3.4%
Distribution costs	(67)	(67)	-0.2%
Marketing expenses	(314)	(344)	9.6%
Structure costs and Selling costs	(326)	(328)	0.7%
Operating Profit	**279**	**280**	**0.4%**

WINE & SPIRITS P&L BY GEOGRAPHIC AREA

France

	Jun-03 *		Jun-04		Organic Growth	
Net sales ED excl.	268	100.0%	270	100.0%	4	1.6%
Operating profit	46	**17.2%**	43	**15.9%**	(4)	-7.6%

Europe

	Jun-03 *		Jun-04		Organic Growth	
Net sales ED excl.	578	100.0%	586	100.0%	17	3.0%
Operating profit	112	**19.3%**	115	**19.7%**	9	7.6%

Americas

	Jun-03 *		Jun-04		Organic Growth	
Net sales ED excl.	334	100.0%	325	100.0%	26	7.8%
Operating profit	56	**16.8%**	55	**17.0%**	17	30.1%

Rest of world

	Jun-03 *		Jun-04		Organic Growth	
Net sales ED excl.	316	100.0%	348	100.0%	41	13.1%
Operating profit	65	**20.5%**	67	**19.1%**	9	13.9%

2003 figures: costs reallocated among regions to enable a better comparability.

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME WITH A SHARE CAPITAL OF € 218 500 651.10
TELEPHONE : + 33 1 41 00 40 95– FAX: + 00 33 1 41 00 40 85– R.C.S. PARIS B 582 041 943

INCOME STATEMENT

(M€)

	Jun-03	Jun-04	2004 / 2003
Net Sales excluding duties and taxes	**1,557**	**1,573**	**1.0%**
Cost of goods sold	(556)	(543)	-2.3%
Marketing expenses and distribution costs	(385)	(416)	8.1%
Structure costs and Selling costs	(333)	(332)	-0.3%
Operating profit	**283**	**282**	**-0.6%**
Net finance cost	(54)	(39)	-27.6%
Profit before tax	**229**	**243**	**5.8%**
Exceptional items	1	0.3	N/A
Corporate taxes	(58)	(63)	8.4%
Interest from associates	0	0	N/A
Goodwill amortisation	(8)	(7)	-7.1%
Net profit before minority interest	**165**	**173**	**5.0%**
Minority interest	3	4	19.3%
Group Net profit	**161**	**169**	**4.7%**
Net current profit	**167**	**175**	**4.7%**

BALANCE SHEET

(M€)

Assets	**Dec-03**	**Jun-04**	**Equity and Liabilities**	**Dec-03**	**Jun-04**
Intangible assets & Goodwill	2,155	2,200	Shareholders' equity	2,731	2,814
Tangible assets & investments	994	962	Minority interests' equity	25	28
Inventories	2,027	2,163	Provisions for contingencies	519	464
Receivables	1,468	1,188	Deferred tax liabilities	118	121
Marketable securities	156	175	Total Financial debt including Convertible bond	2458	2432
Cash and equilavents	153	120			
Prepaid expenses and deferred charges	51	63	Trade and other accounts payable	1183	1041
Bond redemption premium	40	35	Accrued charges and deffered income	10	6
Total Assets	**7,044**	**6,906**	**Total Equity and Liabilities**	**7,044**	**6,906**

CASH FLOW STATEMENT

(M€)

	Jun-03 Pro Forma	Jun-04
Net profit before minority interests	165	173
Depreciation, amortisation and other items	30	47
Cash flow from operation	**195**	**220**
Increase (decrease) in working capital requirement	37	11
Acquisitions of tangible fixed assets (net of disposals)	(36)	(44)
Free Cash Flow	**197**	**187**
Acquisitions of financials assets (net of disposals)	95	18
Impact of changes in consolidation scope	56	(15)
Dividends paid (including withholding Tax)	(121)	(150)
Foreign exchange impact	80	(33)
Decrease (increase) in debt net	**307**	**7**
Net financial debt at the beginning of the year	(2,791)	(2,109)
Net financial debt at the end of the year	(2,484)	(2,102)

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME WITH A SHARE CAPITAL OF € 218 500 651.10
TELEPHONE : + 33 1 41 00 40 95– FAX: + 00 33 1 41 00 40 85– R.C.S. PARIS B 582 041 943

Pernod Ricard

Pernod Ricard: 1st half 2004

- **Wine and Spirits: Operating Profit up by 11.1% on like-for-like basis**
- **Group Net Profit: € 169 million (+4.7%)**
- **Upward Revision of Growth Prospects for 2004**

Paris, 23 September 2004 – The Board of Directors of Pernod Ricard, meeting under the chairmanship of Patrick Ricard on 22 September 204, approved the accounts for the first half and discussed the prospects for the full year.

Wine and Spirits

The first half of 2004 on a like-for-like basis was marked by a sustained growth in sales (organic sales growth of 6%) and by a sharp rise in profitability (organic growth of operating profit of 11.1%). This was reflected in an improvement of 1.1 points in the operating margin (with constant exchange rates).

These results clearly illustrate the effectiveness of the strategy implemented by the Group.

During this period, Pernod Ricard successfully continued to grow its premium brands throughout the world. Chivas volumes thus grew by 11%, Martell by 8%, Jameson by 12% and The Glenlivet by 11%. The growth by these brands explains the significant improvement in the gross margin from 65.8% to 66.6% (67.8% excluding the currency effect), and the sharp rise in our advertising and promotional expenditures (+13.2% organic growth), and particularly media.

In addition, the continued development of our portfolio is based on our distribution network, which is worldwide, and where costs rise slower than our sales. This provides an additional leverage to grow profitability (growth of 2.9% excluding the currency effect on structure costs).

Asia/Rest of the World and America were the two principal drivers of organic growth of operating profit: these two regions generated in excess of 80% of the growth. Europe, in a contrasting environment, nevertheless succeeded in retaining the dynamic growth in profit due to a rebound in the second quarter.. France, despite the market difficulties, saw its sales grow but operating profit fell, mainly due to increased advertising and promotional expenditures.

The currency effect on sales was a negative 3.2% but it was stronger on operating profit (-10.6% equivalent to a reduction of € 29.5 million). This arises from a pincer movement

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME WITH A SHARE CAPITAL OF € 218 500 651.10
TELEPHONE : + 33 1 41 00 40 95– FAX: + 00 33 1 41 00 40 85– R.C.S. PARIS B 582 041 943

between sales achieved in depreciating currency countries (US dollar and Asian currencies), and production and operating cots mainly incurred in appreciating currency countries (Euro, British Pound). Operating profit grew however by 0.4% to € 280 million and the operating margin was 18.3% (19.7% with constant exchange rates compared to 18.6% at 30 June 2003).

Consolidated financial statements

Consolidated operating profit amounted to € 282 million with only € 2 million coming from "Other Activities".

Finance costs continued to decline (by 28%) due to the reduction in the average cost of debt (0.30 basis points to 3.35%) and to lower debt. This performance enabled the refinancing in August 2004 of the bank loan related to the Seagram acquisition on very advantageous terms (a banking margin of 25 basis points compared to 55 previously).

These factors thus enabled Pernod Ricard to improve its profit before tax by 5.8% to € 243 million despite a significant currency effect.

Group net profit was up by 4.7% to € 169 million, the profit after tax (before exceptionals and goodwill amortisation) grew by the same percentage to € 175 million.

Prospects

Commenting on these results, Patrick Ricard stated: *"I am delighted with the very good performance achieved on the first half year and the strong growth of our premium brands".* This enables to revise upwards the prospects for 2004. *"At present",* he added *"we expect organic growth[(1)] of 8 to 10% in operating profit".*

[(1)] organic growth is on a like-for-like basis

Contacts:

Francisco de la VEGA / Communications Director	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations Director	Tel: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel: +33 (0)1 41 00 40 88

For any additional information, visit our website: <u>www.pernod-ricard.com</u>

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME WITH A SHARE CAPITAL OF € 218 500 651.10
TELEPHONE : + 33 1 41 00 40 95– FAX: + 00 33 1 41 00 40 85– R.C.S. PARIS B 582 041 943

APPENDICES

Pernod Ricard

NET SALES AND OPERATING PROFIT BY BUSINESS SEGMENT

Net sales ED excl.	Jun-03		Jun-04		2004/2003		Organic Growth		Forex Impact		Perimeter impact	
Wine and spirits business	1,496	96.1%	1,528	97.1%	32	2.1%	89	6.0%	(47)	-3.2%	(10)	-0.7%
Other business activities	61	3.9%	45	2.9%	(16)	-26.0%	(4)	-5.9%	0	0.0%	(12)	-20.0%
Total	1,557	100.0%	1,573	100.0%	16	1.0%	86	5.5%	(47)	-3.0%	(22)	-1.4%

Operating profit	Jun-03		Jun-04		2004/2003		Organic Growth		Forex Impact		Perimeter impact	
Wine and spirits business	279	98.5%	280	99.5%	1	0.4%	31	11.1%	(30)	-10.6%	(0)	-0.1%
Other business activities	4	1.5%	2	0.5%	(3)	-64.2%	(3)	-72.8%	(0)	-0.4%	(0)	9.0%
Total	283	100.0%	282	100.0%	(2)	-0.6%	28	9.8%	(30)	-10.4%	0	0.0%

Operating margin rate	Jun-03	Jun-04
Wine and spirits business	18.6%	18.3%
Other business activities	7.0%	3.4%
Total	18.2%	17.9%

WINE & SPIRITS P&L

(M€)	Jun-03	Jun-04	Variation
Net sales ED excl.	1,496	1,528	2.1%
Gross Margin	985	1,018	3.4%
Distribution costs	(67)	(67)	-0.2%
Marketing expenses	(314)	(344)	9.6%
Structure costs and Selling costs	(326)	(328)	0.7%
Operating Profit	**279**	**280**	**0.4%**

WINE & SPIRITS P&L BY GEOGRAPHIC AREA

France

	Jun-03 *		Jun-04		Organic Growth	
Net sales ED excl.	268	100.0%	270	100.0%	4	1.6%
Operating profit	46	**17.2%**	43	**15.9%**	(4)	-7.6%

Europe

	Jun-03 *		Jun-04		Organic Growth	
Net sales ED excl.	578	100.0%	586	100.0%	17	3.0%
Operating profit	112	**19.3%**	115	**19.7%**	9	7.6%

Americas

	Jun-03 *		Jun-04		Organic Growth	
Net sales ED excl.	334	100.0%	325	100.0%	26	7.8%
Operating profit	56	**16.8%**	55	**17.0%**	17	30.1%

Rest of world

	Jun-03 *		Jun-04		Organic Growth	
Net sales ED excl.	316	100.0%	348	100.0%	41	13.1%
Operating profit	65	**20.5%**	67	**19.1%**	9	13.9%

2003 figures: costs reallocated among regions to enable a better comparability.

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME WITH A SHARE CAPITAL OF € 218 500 651.10
TELEPHONE : + 33 1 41 00 40 95– FAX: + 00 33 1 41 00 40 85– R.C.S. PARIS B 582 041 943

INCOME STATEMENT

(M€)

	Jun-03	Jun-04	2004 / 2003
Net Sales excluding duties and taxes	**1,557**	**1,573**	1.0%
Cost of goods sold	(556)	(543)	-2.3%
Marketing expenses and distribution costs	(385)	(416)	8.1%
Structure costs and Selling costs	(333)	(332)	-0.3%
Operating profit	**283**	**282**	**-0.6%**
Net finance cost	(54)	(39)	-27.6%
Profit before tax	**229**	**243**	**5.8%**
Exceptional items	1	0.3	N/A
Corporate taxes	(58)	(63)	8.4%
Interest from associates	0	0	N/A
Goodwill amortisation	(8)	(7)	-7.1%
Net profit before minority interest	**165**	**173**	**5.0%**
Minority interest	3	4	19.3%
Group Net profit	**161**	**169**	**4.7%**
Net current profit	**167**	**175**	**4.7%**

BALANCE SHEET

(M€)

Assets	**Dec-03**	**Jun-04**	**Equity and Liabilities**	**Dec-03**	**Jun-04**
Intangible assets & Goodwill	2,155	2,200	Shareholders' equity	2,731	2,814
Tangible assets & investments	994	962	Minority interests' equity	25	28
Inventories	2,027	2,163	Provisions for contingencies	519	464
Receivables	1,468	1,188	Deferred tax liabilities	118	121
Marketable securities	156	175	Total Financial debt including Convertible bond	2458	2432
Cash and equilavents	153	120			
Prepaid expenses and deferred charges	51	63	Trade and other accounts payable	1183	1041
Bond redemption premium	40	35	Accrued charges and deffered income	10	6
Total Assets	**7,044**	**6,906**	**Total Equity and Liabilities**	**7,044**	**6,906**

CASH FLOW STATEMENT

(M€)

	Jun-03 Pro Forma	**Jun-04**
Net profit before minority interests	165	173
Depreciation, amortisation and other items	30	47
Cash flow from operation	**195**	**220**
Increase (decrease) in working capital requirement	37	11
Acquisitions of tangible fixed assets (net of disposals)	(36)	(44)
Free Cash Flow	**197**	**187**
Acquisitions of financials assets (net of disposals)	95	18
Impact of changes in consolidation scope	56	(15)
Dividends paid (including withholding Tax)	(121)	(150)
Foreign exchange impact	80	(33)
Decrease (increase) in debt net	**307**	**7**
Net financial debt at the beginning of the year	(2,791)	(2,109)
Net financial debt at the end of the year	(2,484)	(2,102)

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16 – SOCIETE ANONYME WITH A SHARE CAPITAL OF € 218 500 651.10
TELEPHONE : + 33 1 41 00 40 95– FAX: + 00 33 1 41 00 40 85– R.C.S. PARIS B 582 041 943